                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                               AMENDMENT NO. 1 TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                 ---------------


                                 EOTT ENERGY LLC

                            EOTT ENERGY FINANCE CORP.

                              (Names of Applicants)

      2000 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 400, HOUSTON, TEXAS 77042
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                                 ---------------

     TITLE OF CLASS                                                  AMOUNT

9% Senior Notes Due 2010                                          $114,660,000


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE DATE OF THIS APPLICATION FOR QUALIFICATION


    NAME AND ADDRESS OF AGENT FOR SERVICE:                                        WITH A COPY TO:

                 DANA R. GIBBS                                                  GEORGE G. YOUNG III
                   PRESIDENT                                                   HAYNES AND BOONE LLP
                EOTT ENERGY LLC                                             1000 LOUISIANA, SUITE 4300
2000 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 400                                 HOUSTON, TEXAS 77002
             HOUSTON, TEXAS 77042                                                 (713) 547-2000
                                                                            (713) 547-2600 (FACSIMILE)

                                 ---------------

THE APPLICANTS HEREBY AMEND THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (i) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (ii) SUCH DATE AS THE SEC, ACTING PURSUANT TO
SECTION 307(c) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANTS.

================================================================================

                                     GENERAL

         1.       GENERAL INFORMATION.

         (a) Form of organization:

                  Applicant                            Form of Organization

                  EOTT Energy LLC                      limited liability company
                  (the "COMPANY")

                  EOTT Energy Finance Corp.            corporation
                  ("EOTT FINANCE" and,
                  collectively, with the Company,
                  the "ISSUERS")

         (b) State or other sovereign power under which organized:

         The Company and EOTT Finance are all organized under the laws of the State of Delaware.

         2.       SECURITIES ACT EXEMPTION APPLICABLE.

         The Issuers will issue, pursuant to terms and subject to the conditions of the Third Amended Joint Chapter 11 Plan of the Debtors (the "PLAN") and accompanying Third Amended Disclosure Statement pursuant to 11 U.S.C. Section 1125 in support of the Joint Chapter 11 Plan of the Debtors (the "DISCLOSURE STATEMENT"), pursuant to Title 11 of the United States Code (the "BANKRUPTCY CODE"), 9% Senior Notes due 2010 (the "NOTES"), in the aggregate principal amount of $104,000,000 and up to $10.66 million in PIK Notes to pay accrued interest due and payable on the first two interest payment dates. The Notes will be issued pursuant to an indenture (the "INDENTURE"), between the Company, EOTT Finance, and the Subsidiary Guarantors named as obligors under Item 9 herein (collectively, the "SUBSIDIARY GUARANTORS") and the Bank of New York, a New York banking corporation, as trustee (the "TRUSTEE") which is the subject of this application. As set forth in the Plan, the Notes will be issued on the first business day following the tenth day after the Confirmation Date (defined below) of the Plan on which the Confirmation Order (defined below) is not stayed and all conditions to the effectiveness of the Plan are satisfied or waived (the "EFFECTIVE DATE"). Pursuant to the Plan, the holders of Class 5A, 5B, 5C, 5D, 5E, 5F, and 5G Allowed General Unsecured Claims and Class 5.1H Allowed Indemnifiable General Unsecured Claims (collectively, the "ALLOWED CLASS 5 CLAIMS") will receive Notes in the aggregate principal amount of $104,000,000 in exchange for their Allowed Class 5 Claims. Following a determination of the initial amount of Allowed Class 5 Claims, which is estimated to occur 60 to 120 days after the Effective Date, the disbursing agent will distribute a portion of the notes to holders of Allowed Class 5 Claims. Upon a final determination of all Allowed Class 5 Claims by the Bankruptcy Court, the remaining undistributed Notes will be distributed to the holders of Allowed Class 5 Claims. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Plan.

         By order dated December 6, 2002, the United States Bankruptcy Court for the Southern District of Texas (the "BANKRUPTCY COURT") approved the Disclosure Statement, as containing information of a kind, and in sufficient detail, as is reasonably practicable to enable holders of claims to make an informed judgment about the Plan, as required under Section 1125 of the Bankruptcy Code. The Plan was confirmed pursuant to an order (the "CONFIRMATION ORDER") entered by the Bankruptcy Court on February 18, 2003 (the "CONFIRMATION DATE"). In order for the Plan to become effective certain conditions specified in Section 18.1 of the Plan must first be satisfied or waived.

         The Company and EOTT Finance believe that the issuance of the Notes is exempt from the registration requirement of the Securities Act of 1933, as amended (the "SECURITIES ACT") pursuant to Section 1145(a)(1) of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where: (i) the securities are issued by the debtor, an affiliate participating in a joint plan with the debtor, or a successor to the debtor under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company was formed on November 14, 2002 as a wholly-owned subsidiary of EOTT Energy Partners, L.P. ("EOTT PARTNERS"). The Company is not a debtor under the Plan. However, pursuant to the Plan, the Company will be the successor issuer to EOTT Partners. EOTT Finance is a debtor under the Plan. The Company and EOTT Finance believe that the issuance of the Notes contemplated by the Plan will satisfy these requirements and, therefore, such issuance is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

         3.       AFFILIATES.

         (a) A list of all current affiliates of the Issuers, indicating the respective percentages of voting securities or other bases of control, is set forth below.

         1. Enron Corp., an Oregon corporation, may currently be deemed to be an affiliate of the Issuers. Following the Effective Date, Enron Corp. will not be an affiliate of the Issuers. Currently, Enron Corp. owns the following interests:

                  (a) 100% of the voting securities of EOTT Energy Corp., a Delaware corporation. EOTT Energy Corp. owns a 1.98% general partner interest in EOTT Partners and is the sole general partner of EOTT Partners. On the Effective Date, the general partnership interest held by EOTT Energy Corp. will be cancelled and a new general partnership interest in EOTT Partners will be issued to EOTT Energy General Partner, L.L.C. Pursuant to the Plan, following the Effective Date, EOTT Energy Corp. will be dissolved.

                  (b) 17.74% of EOTT Partners' outstanding common units, 77.8% of EOTT Partners' outstanding subordinated units, and 100% of EOTT Partners' outstanding additional partnership interests. Based upon information provided by Enron Corp., these securities are held of record by Timber I, LLC, an entity whose managing member is an indirect subsidiary of Enron Corp. Enron Corp. retains the power to vote the securities. Enron Corp. cannot unilaterally dispose of these securities and therefore retains shared investment power over these securities under Rule 13d-3 of the Securities Exchange Act of 1934. On the Effective Date of the Plan, all of EOTT Partners' outstanding common units, subordinated units and additional partnership interests will be cancelled. The Company will issue approximately 97% of its common units that will be outstanding following the Effective Date to holders of Allowed Class 5 Claims and approximately 3% of its common units to former holders of EOTT Partners' common units.

         2. EOTT Energy Partners, L.P., a Delaware limited partnership (EOTT Partners). On the Effective Date, all of the limited partnership interests in EOTT Partners will be cancelled and a new limited partner interest will be issued to the Company. EOTT Energy Partners, L.P. is a holding company that owns the following interests:

                  (a) 100% of the voting securities of EOTT Energy Finance Corp., a Delaware corporation.

                  (b) 100% of the member interests of EOTT Energy LLC, a Delaware limited liability company (Company). As described above, following the Effective Date, the Company will issue common units to holders of Allowed Class 5 Claims and EOTT Partners' common units. As a result, the Company will become the successor issuer of EOTT Partners.

                  (c) 100% of the member interests of EOTT Energy General Partner, L.L.C., a Delaware limited liability company. On the Effective Date, all of the member interests of EOTT Energy General Partner, L.L.C. will be transferred to the Company.

                  (d) 99.99% limited partnership interest in EOTT Energy Operating Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership. EOTT Energy Operating Limited Partnership owns the following interests:

                           (i) 99.99% limited partnership interest in EOTT Energy Pipeline Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership.

                           (ii) 99.99% limited partnership interest in EOTT Energy Liquids, L.P., a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership.

                           (iii) 99.99% limited partnership interest in EOTT Energy Canada Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership. EOTT Energy Canada Limited Partnership owns the following interest:

                                    (A)      100% of the voting securities of
                                             EOTT Energy Canada Management Ltd.,
                                             an Alberta, Canada corporation.

         (b) A list of all affiliates of the Issuers after the Effective Date, indicating the respective percentage of voting securities or other basis of control, is set forth below.

         1. EOTT Energy LLC, a Delaware limited liability company (Company) will be publicly owned by former holders of EOTT Partners' common units and holders of Allowed Class 5 Claims. The Company will own the following interests:

                  (a) 100% of the member interests of EOTT Energy General Partner, L.L.C., a Delaware limited liability company.

                  (b) 99.99% limited partnership interest in EOTT Energy Partners, L.P., a Delaware limited partnership (EOTT Partners). EOTT Energy General Partner, L.L.C. will own a .01% general partner interest in this partnership. EOTT Partners owns the following interests:

                           (i) 100% of the voting securities of EOTT Energy Finance Corp.

                           (ii) 99.99% limited partnership interest in EOTT Energy Operating Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership. EOTT Energy Operating Limited Partnership owns the following interests:

                                    (A)      99.99% limited partnership interest
                                             in EOTT Energy Pipeline Limited
                                             Partnership, a Delaware limited
                                             partnership. EOTT Energy General
                                             Partner, L.L.C. owns a .01% general
                                             partner interest in this
                                             partnership.

                                    (B)      99.99% limited partnership interest
                                             in EOTT Energy Liquids, L.P., a
                                             Delaware limited partnership. EOTT
                                             Energy General Partner, L.L.C. owns
                                             a .01% general partner interest in
                                             this partnership.

                                    (C)      99.99% limited partnership interest
                                             in EOTT Energy Canada Limited
                                             Partnership, a Delaware limited
                                             partnership. EOTT Energy General
                                             Partner, L.L.C. owns a .01% general
                                             partner interest in this
                                             partnership. EOTT Energy Canada
                                             Limited Partnership owns the
                                             following interest:

                                             (I)      100% of the voting
                                                      securities of EOTT Energy
                                                      Canada Management Ltd., an
                                                      Alberta, Canada
                                                      corporation.

         (c) See Item 4 for the names and addresses of the members of the Board of Directors and executive officers of the Issuers, each of whom may be deemed to be an affiliate by virtue of his or her position with the Issuers.

                             MANAGEMENT AND CONTROL

         4.       DIRECTORS AND EXECUTIVE OFFICERS.

         (a) The following table lists the names and offices held by all directors and executive officers of the Issuers as of the date of this application. The mailing address for each of the individuals listed in the following tables is 2000 West Sam Houston Parkway South, Suite 400, Houston, Texas 77042.

with respect to EOTT Finance:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Dana R. Gibbs                        Chief Executive Officer; President and Director
                  Lori L. Maddox                       Vice President and Controller
                                                       (Principal Accounting Officer)
                  Molly M. Sample                      Vice President and General Counsel
                  H. Malcolm Lovett, Jr.               Director
                  Thomas M. Matthews                   Director
                  James M. Tidwell                     Director

with respect to the Company:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Dana R. Gibbs                        Chief Executive Officer; President and Director
                  H. Keith Kaelber                     Executive Vice President and Chief Financial Officer
                  Lori L. Maddox                       Vice President; Controller and Director
                                                       (Principal Accounting Officer)
                  Mary Ellen Coombe                    Vice President, Human Resources and Administration
                  Molly M. Sample                      Vice President; General Counsel and Director

         (b) The following table lists the names and offices of all individuals chosen to be directors and executive officers of the Issuers as of the Effective Date (such information is provided, as required by Form T-3, on the basis of present information). The mailing address for each of the individuals listed in the following tables is: 2000 West Sam Houston Parkway South, Suite 400, Houston, Texas 77042.

with respect to EOTT Finance:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Dana R. Gibbs                        Chief Executive Officer; President and Director
                  Lori L. Maddox                       Vice President and Controller
                                                       (Principal Accounting Officer)
                  Molly M. Sample                      Vice President and General Counsel
                  James M. Tidwell                     Director
                  Thomas M. Matthews                   Director

with respect to the Company:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Thomas M. Matthews                   Chief Executive Officer and Director
                  Dana R. Gibbs                        President and Chief Commercial Officer
                  H. Keith Kaelber                     Executive Vice President and Chief Financial Officer
                  Lori L. Maddox                       Vice President and Controller
                                                       (Principal Accounting Officer)
                  Mary Ellen Coombe                    Vice President, Human Resources and Administration
                  Molly M. Sample                      Vice President and General Counsel
                  J. Robert Chambers                   Director
                  Julie H. Edwards                     Director
                  Robert E. Ogle                       Director
                  James M. Tidwell                     Director
                  S. Wil VanLoh, Jr.                   Director
                  Daniel J. Zaloudek                   Director

         5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) The following tables set forth certain information regarding each person that owns 10 percent or more of the Issuers' voting securities as of the date of this application:

with respect to EOTT Finance:

                                                      TITLE OF CLASS                     PERCENTAGE OF VOTING
          NAME AND COMPLETE MAILING ADDRESS               OWNED          AMOUNT OWNED      SECURITIES OWNED
          ---------------------------------           --------------     ------------    --------------------

   EOTT Energy Partners, L.P.
   2000 West Sam Houston Pkwy. S., Ste. 400        Common Stock, $1.00   1,000 shares       100%
   Houston, Texas 77042                            par value per share

with respect to the Company:

                                                      TITLE OF CLASS                     PERCENTAGE OF VOTING
          NAME AND COMPLETE MAILING ADDRESS               OWNED          AMOUNT OWNED      SECURITIES OWNED
          ---------------------------------           --------------     ------------    --------------------

   EOTT Energy Partners, L.P.
   2000 West Sam Houston Pkwy. S., Ste. 400        Common Units          1,000 units        100%
   Houston, Texas 77042

         (b) The following tables set forth certain information regarding each person that is expected to own 10 percent or more of the Issuers' voting securities following the Effective Date:

with respect to EOTT Finance:

                                                      TITLE OF CLASS                     PERCENTAGE OF VOTING
          NAME AND COMPLETE MAILING ADDRESS               OWNED          AMOUNT OWNED      SECURITIES OWNED
          ---------------------------------           --------------     ------------    --------------------

   EOTT Energy Partners, L.P.
   2000 West Sam Houston Pkwy. S., Ste. 400         Common Stock, $1.00   1,000 shares       100%
   Houston, Texas 77042                             par value per share

with respect to the Company:

         Holders of Allowed Class 5 Claims will receive approximately 11,947,820, or approximately 97%, of the common units of the Company being distributed pursuant to the Plan. Holders of EOTT Partners' outstanding common units will receive approximately 369,520, or approximately 3% of the common units of the Company being distributed pursuant to the Plan. In addition, holders of EOTT Partners' outstanding common units will receive warrants to purchase approximately 957,981 additional common units of the Company, representing approximately 7% of the Company's common units being issued pursuant to the Plan. The warrants will have an initial exercise price of $12.50 per common unit (subject to standard anti-dilution adjustments). The warrants will expire unless exercised on the last day of the month occurring five years after the date of issuance. At the time of this filing, it is not known if any individual holder(s) of the Allowed Class 5 Claims will own 10% or more of the Company's voting securities after the Effective Date.

         6.       UNDERWRITERS.

         (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Issuers that are currently outstanding.

         (b) No person will act as principal underwriter of the Notes governed by the Indenture.

                               CAPITAL SECURITIES

         7.       CAPITALIZATION.

         (a) The following tables set forth certain information with respect to each authorized class of securities of the Issuers.

                  (i) As of February 14, 2003:

with respect to EOTT Finance:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

   EOTT Energy Finance Corp.         Shares of Common Stock, par   10,000 shares           1,000 shares
                                     value $1.00 per share

with respect to the Company:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

   EOTT Energy LLC                   Common Units                  1,000 units(1)          1,000 units

----------

(1) Prior to the Effective Date, the Company was a single member limited liability company, and a wholly owned subsidiary of EOTT Partners.

              (ii)  As of the Effective Date:

with respect to EOTT Finance:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

                                     Shares of Common Stock par
   EOTT Energy Finance Corp.         value $1.00 per share        10,000 shares            1,000 shares

with respect to the Company:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

   EOTT Energy LLC                   Common Units                 14,475,321 units         12,317,340 units (1)
                                     9% Senior Notes due 2010     $104,000,000 (2)         $104,000,000 (3)
                                                                  (principal amount)       (principal amount)

----------

(1) Represents the approximate number of common units of the Company to be distributed pursuant to the Plan. These units will not be outstanding until the holders of to former holders of EOTT Partners' common units exchange their old common units for new common units of the Company and the amount of the Company's common units to be distributed to holders of Allowed Class 5 Claims is determined. Initially, the Company's common units to be distributed to holders of Allowed Class 5 Claims will be issued to a disbursing agent. Following a determination of the amount of Allowed Class 5 Claims, which is estimated to occur 60 to 120 days after the Effective Date, the disbursing agent will issue a portion of the Company's common units to holders of Allowed Class 5 Claims. Upon a final determination of all Allowed Class 5 Claims, the Company's remaining undistributed common units will be distributed to the holders of Allowed Class 5 Claims.

(2) Up to an additional $10,660,000 in aggregate principal amount of PIK Notes may be issued in lieu of making cash interest payments on the first two interest payment dates.

(3) Initially, the Notes will be issued to a disbursing agent. Following an initial determination of the amount of Allowed Class 5 Claims, which is estimated to occur 60 to 120 days after the Effective Date, the disbursing agent will issue a portion of the notes to holders of Allowed Class 5 Claims. Upon a final determination of all Allowed Class 5 Claims, the remaining undistributed Notes will be distributed to the holders of Allowed Class 5 Claims.

         (b) The Company's common units are its only class of voting securities. Each holder of the Company's common units is entitled to one vote for each common unit held of record on the applicable record date on all matters submitted to the unitholders. Holders of the Notes do not have any voting rights by reason of ownership of Notes. EOTT Finance's common stock is its only class of voting securities. Each holder of EOTT Finance's common stock is entitled to one vote for each share of EOTT Finance's common stock registered in the stockholder's name on the record date on all matters submitted to vote.

                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. The Notes will be issued under the Indenture which is attached hereto as Exhibit T3C. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939. Holders of Notes are encouraged to read the entire Indenture since many provisions that will control the rights of a holder of Notes are not described in this analysis. In this section, "Company" refers to EOTT Energy LLC and, unless the context otherwise requires, to its restricted subsidiaries. All of the Company's subsidiaries are considered restricted subsidiaries unless designated as an unrestricted subsidiary pursuant to the terms of the Indenture. Currently, none of the Company's subsidiaries have been designated as an unrestricted subsidiary.

         EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

         Upon the occurrence of any of the Events of Default described below (other than an Event of Default related to the bankruptcy of the Company), either the Trustee or the holders of at least 25% in principal amount of the Notes outstanding at that time may declare all the Notes to be due and payable immediately. If an Event of Default occurs with respect to the bankruptcy of the Company, all outstanding Notes are due and payable without further action or notice. The holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived by sending written notice to the Trustee.

         So long as any Notes are outstanding, the Issuers must deliver an officer's certificate to the Trustee within five days of any officer becoming aware of any default or Event or Default. Such notice must specify the default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

         Each of the following will be an "Event of Default":

    o    failure to pay interest on the Notes when due for 30 days;

    o failure to pay principal of, or premium, if any, on, the Notes when such payments become due and payable;

    o the failure by the Company to offer to repurchase Notes using the proceeds of asset sales and the sale of equity interests in restricted subsidiaries, unless such proceeds have been used to repay senior debt or make investments in a business related to gathering, transporting, storing or otherwise handling hydrocarbons;

    o the failure by the Company to offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of Notes, plus accrued interest, upon a change of control of the Company;

    o if either of the Issuers enter into a merger, consolidation or sale of substantially all of its assets, unless (i) such Issuer is the surviving entity or the resulting or acquiring entity is an entity organized or existing under the laws of the United States or any state, (ii) such resulting or acquiring entity assumes the obligations of the Issuers under the Indenture, and (iii) immediately after giving pro forma effect to such transaction, no default or Event of Default exists and the Issuers or the entity assuming the Issuers obligations would be permitted to incur $1 of additional indebtedness pursuant to the incurrence of indebtedness covenant contained in the Indenture;

    o the failure by the Company to comply for 30 days after notice has been given to the Issuers by the Trustee or holders of at least 25% in aggregate principal amount of the Notes with the covenant in the Indenture restricting the incurrence of more than $20 million in indebtedness, other than existing indebtedness, non-recourse debt and hedging related debt, unless the cash flow to fixed changes ratio calculated as described in the Indenture is at least 2.5 to 1.0;

     o the failure by the Company to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes for 60 days after notice has been given to the Issuers by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes;

     o a payment default upon, or the acceleration of the maturity of, $10.0 million or more of the Company's indebtedness;

     o the entering of a final judgment for the payment of money exceeding $10.0 million against the Company and such judgment is not paid for 60 days;

     o if any subsidiary guarantee is held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any subsidiary guarantor denies its obligations under the Indenture or any subsidiary guarantee;

     o if the Company commences a voluntary case or proceeding under bankruptcy laws, consents to the entry of an order for relief in an involuntary case or the appointment of a custodian for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or fail to generally pay its debts as they become due; or

     o if a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief against the Company, appoints a custodian of the Company or for all or substantially all of its property, or orders the Company to liquidate, and the order or decree remains unstayed and in effect for 60 consecutive days.

         AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS.

         The Issuers' Chairman of the Board, Vice Chairman, Chief Executive Officer, President or a Vice President, and its Secretary, an Assistant Secretary, a Treasurer or an Assistant Treasurer must sign the Notes. Such signatures upon the Notes may be either manual or facsimile signatures and may be imprinted or otherwise reproduced on the Notes. The seal of the Issuers, if any, may be in the form of a facsimile and may be imprinted or otherwise reproduced on the Notes. The Note will still be valid if an officer of any of the Issuers whose signature is on any of the Notes ceases to be such officer before the Notes are authenticated and delivered by the Trustee or disposed of by the Issuers.

         At any time after the execution and delivery of the Indenture, the Company may deliver Notes executed by it (and having the notations of subsidiary guarantees executed by such subsidiary guarantors) to the Trustee for authentication, together with a company order for the authentication and delivery of such Notes. No Note will be valid until the Trustee manually signs a certificate of authentication on the Note. Such signature will be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered under the Indenture.

         The Notes will be issuable only in registered form without coupons and only in denominations of $1.00 and any multiple thereof. There will be no proceeds (and therefore no application of proceeds) from the issuance of the Notes because the Notes will be issued under the Plan in exchange for the discharge of the Allowed Class 5 Claims. Accordingly, no provisions are contained in the Indenture with respect to the Company's use of proceeds of the issuance of the Notes.

         RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

         The Notes are not secured by any assets of the Issuers.

         SATISFACTION AND DISCHARGE; DEFEASANCE

         As long as the Issuers take steps to ensure that holders of Notes will receive all of the payments due under the Notes and are able to transfer the Notes, the Issuers can elect to legally release themselves from any obligations on the Notes (called "legal defeasance") other than:

     o the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

     o the Issuers' obligation to replace any temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes;

     o   the rights, powers, trusts, duties and immunities of the Trustee; and

     o   the legal defeasance provisions of the Indenture.

To accomplish legal defeasance, the following must occur:

     o The Issuers must irrevocably deposit in trust for the benefit of all holders of Notes money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

     o There must be a change in current U.S. federal tax law or an IRS ruling that lets the Issuers make the deposit without causing holders of Notes to be taxed on the Notes any differently than if the Issuers did not make the deposit and just repaid the Notes. (Under current U.S. federal tax law, the deposit and the Issuers' legal release from the securities would be treated as though the Issuers took back each holder's Notes and gave each holder its share of the cash and notes or bonds deposited in trust. In that event, each holder could recognize gain or loss on the Notes it gives back to the Company.)

     o The Company must deliver to the Trustee a legal opinion of its counsel confirming the tax law change described above, that all of the conditions to legal defeasance in the Indenture have been fulfilled and that the funds deposited in trust will not be subject to bankruptcy laws on the 91st day after deposit.

         The Issuers will not be able to achieve legal defeasance if there is a continuing Event of Default under the Indenture or if doing so would violate any other material agreements to which the Company is a party. If the Issuers ever did accomplish legal defeasance, as described above, holders of Notes would have to rely solely on the trust deposit for repayment of the Notes. Holders of Notes could not look to the Issuers for repayment in the unlikely event of any shortfall.

         Covenant Defeasance

         Under current U.S. federal law, the Issuers can make the same type of deposit described above and be released from certain covenants relating to the Notes. The release from these covenants is called "covenant defeasance." In that event, holders of Notes would lose the protection of these covenants but would gain the protection of having money and securities set aside in trust to repay the Notes. In order to achieve covenant defeasance, the Issuers must do the following:

     o deposit in trust for the benefit of all holders of the Notes money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

     o deliver to the Trustee a legal opinion of the Company's counsel confirming that under current U.S. federal tax law the Issuers can make the deposit without causing holders of Notes to be taxed on the Notes any differently that if the Company did not make the deposit and just repaid the Notes. The opinion must also state that all of the conditions to covenant defeasance in the Indenture have been fulfilled and that the funds deposited in trust will not be subject to bankruptcy laws on the 91st day after deposit.

         The Issuers will not be able to achieve covenant defeasance if there is a continuing Event of Default under the Indenture or if doing so would violate any other material agreements to which the Company is a party. The Indenture describes the covenants that the Issuers may fail to comply with without causing an Event of Default if the Issuers accomplish covenant defeasance.

         If the Issuers elect to make a deposit resulting in covenant defeasance, the amount of money and/or U.S. government obligations deposited in trust should be sufficient to pay amounts due on the Notes at the time of their maturity. However, if the maturity of the Notes is accelerated due to the occurrence of an Event of Default, the amount in trust may not be sufficient to pay all amounts due on the Notes. The Issuers will remain liable for the shortfall as described in the Indenture.

         EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

         The Indenture requires the Issuers to deliver an officer's certificate to the Trustee within 90 days after the end of each fiscal year stating that:

     o a review of the Company's activities during the preceding fiscal year has been made under the supervision of the officers signing such certificate with a view to determining whether the Issuers have fulfilled their obligations under the Indenture;

     o to the best knowledge of each officer signing the certificate, the Issuers have fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or, if any defaults or Events of Default have occurred of which an officer may have knowledge, what action the Issuers are taking or propose to take with respect thereto; and

     o to the best knowledge of each officer signing the certificate, no event has occurred and remains in existence by reason of which payments on account of the principal of, or interest on, the Notes is prohibited (or a description of the event prohibiting payment and the action that the Issuers are taking or propose to take in connection therewith).

         In addition, the Issuers shall file with the Trustee and the SEC such annual, supplementary and periodic reports, information, and documents as are required by Section 13 or Section 15(d) of the Securities Exchange Act of 1934. If such reports contain audited financial statements they shall be accompanied by a written statement of the Issuer's independent public accountant that nothing has come to the independent public accountant's attention that would lead it to believe that the Issuers are not in compliance with the Indenture provisions that relate to accounting matters or, if the accountants are aware of any noncompliance, a description of such noncompliance.

         Upon any application or demand by the Issuers to the Trustee to take any action under any of the provisions of the Indenture, the Issuers shall furnish to the Trustee an officers' certificate stating that the Issuers have complied with all conditions precedent provided for in the Indenture relating to the proposed action. The Issuers shall also furnish an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with. Each certificate or opinion provided for in the Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in the Indenture shall include:

     o a statement that the person making such certificate or opinion has read such covenant or condition;

     o a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

     o a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     o a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

         9.       OTHER OBLIGORS.

         The Issuers' payment and performance obligations under the Notes will be unconditionally and irrevocably guaranteed by each of the following Subsidiary Guarantors:

                  EOTT Energy Partners, L.P.
                  EOTT Energy General Partner, L.L.C.
                  EOTT Energy Operating Limited Partnership
                  EOTT Energy Pipeline Limited Partnership
                  EOTT Energy Canada Limited Partnership
                  EOTT Energy Liquids L.P.

The mailing address for each Subsidiary Guarantor is 2000 West Sam Houston Parkway South, Suite 400, Houston, Texas 77042.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

         This application for qualification comprises:

                  (1) Pages numbered 1 to 14, consecutively.

                  (2) The statement of eligibility and qualification on Form T-1 of Bank of New York, as trustee, under the Indenture to be qualified (previously filed).

                  (3) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A.1     Certificate of Formation of the Company
                                    filed November 14, 2002 with the Delaware
                                    Secretary of State (previously filed).

                  Exhibit T3A.2     Form of Amended and Restated Limited
                                    Liability Company Agreement of the Company
                                    (previously filed).

                  Exhibit T3A.3     Certificate of Incorporation of EOTT Energy
                                    Finance Corp. filed on July 1, 1999 with the
                                    Delaware Secretary of State (previously
                                    filed).

                  Exhibit T3B       Bylaws of EOTT Energy Finance Corp. dated
                                    July 1, 1999 (previously filed).

                  Exhibit T3C       Indenture among EOTT Energy LLC, the
                                    Subsidiary Guarantors and The Bank of New
                                    York, as trustee, for 9% Senior Notes due
                                    2010, dated March 1, 2003.

                  Exhibit T3D       Not applicable.

                  Exhibit T3E.1     Third Amended Disclosure Statement under 11
                                    U.S.C. Section 1125 in Support of the Joint
                                    Chapter 11 Plan of Debtors dated as of
                                    December 6, 2002. (Incorporated by reference from Exhibit 2.2 of EOTT Energy Partners,
                                    L.P.'s Form 8-K dated December 6, 2002.)

                  Exhibit T3E.2     Third Amended Joint Chapter 11 Plan of
                                    Debtors dated as of December 6, 2002.
                                    (Incorporated by reference from Exhibit 2.1 of EOTT Energy Partners, L.P.'s Form 8-K dated December 6, 2002.)

                  Exhibit T3F       Cross-reference sheet showing the location
                                    in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture
                                    Act of 1939 (previously filed).

                  Exhibit 25.1 Statement of eligibility and qualification on Form T-1 of Bank of New York, as trustee, under the Indenture to be qualified (previously filed).

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, EOTT Energy LLC, a limited liability company organized and existing under the laws of Delaware, and EOTT Energy Finance Corp., a corporation organized and existing under the laws of Delaware, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on the 4th day of April, 2003.

                                               EOTT ENERGY LLC



                                           By: /s/ Dana R. Gibbs
                                              ---------------------------------
                                           Name:  Dana R. Gibbs
                                           Title: President



Attest:



/s/ Walter W. Zimmerman
--------------------------------
Name:  Walter W. Zimmerman
Title: Secretary

                                           EOTT ENERGY FINANCE CORP.



                                           By: /s/ Dana R. Gibbs
                                              ---------------------------------
                                           Name:  Dana R. Gibbs
                                           Title: President

Attest:



/s/ Walter W. Zimmerman
--------------------------------
Name:  Walter W. Zimmerman
Title: Secretary

                               INDEX TO EXHIBITS

                 EXHIBIT
                 NUMBER                         DESCRIPTION
                 -------                        -----------

                  T3A.1             Certificate of Formation of the Company
                                    filed November 14, 2002 with the Delaware
                                    Secretary of State (previously filed).

                  T3A.2             Form of Amended and Restated Limited
                                    Liability Company Agreement of the Company
                                    (previously filed).

                  T3A.3             Certificate of Incorporation of EOTT Energy
                                    Finance Corp. filed on July 1, 1999 with the
                                    Delaware Secretary of State. (previously filed).

                  T3B               Bylaws of EOTT Energy Finance Corp. dated
                                    July 1, 1999 (previously filed).

                  T3C               Indenture among EOTT Energy LLC, the
                                    Subsidiary Guarantors and The Bank of New
                                    York, as trustee, for 9% Senior Notes due
                                    2010, dated March 1, 2003.

                  T3D               Not applicable.

                  T3E.1             Third Amended Disclosure Statement under 11
                                    U.S.C. Section 1125 in Support of the Joint
                                    Chapter 11 Plan of Debtors dated as of
                                    December 6, 2002. (Incorporated by reference from Exhibit 2.2 of EOTT Energy Partners,
                                    L.P.'s Form 8-K dated December 6, 2002.)

                  T3E.2             Third Amended Joint Chapter 11 Plan of
                                    Debtors dated as of December 6, 2002.
                                    (Incorporated by reference from Exhibit 2.1 of EOTT Energy Partners, L.P.'s Form 8-K dated December 6, 2002.)

                  T3F Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture
                                    Act of 1939 (previously filed).

                  25.1 Statement of eligibility and qualification on Form T-1 of Bank of New York, as trustee, under the Indenture to be qualified
                                    (previously filed).